COMSTOCK PARTNERS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2025

# COMSTOCK PARTNERS, LLC

## Table of Contents

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| SEC FILE NUMBER |
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| 8-47802 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Comstock Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5003 Rubio Avenue
(No. and Street)

| Encino | CA | 91436 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeffrey Balash | (310) 486-6550 | jbalash@comstockpartners.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

| 18455 Burbank Blvd. suite 406 | Tarzana | CA | 91356 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 09/15/2005 | 2370 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Jeffrey Balash _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Comstock Partners, LLC _____, as of Dec 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

*Jeffrey L. Balash*

Title:

Member

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**BRIAN W. ANSON**
*Certified Public Accountant*
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members' of Comstock Partners, LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Comstock Partners, LLC as of December 31, 2025, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Comstock Partners, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Comstock Partners, LLC's management. My responsibility is to express an opinion on Comstock Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Comstock Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Comstock Partners, LLC's financial statements. Supplemental Information is the responsibility of Comstock Partners, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Comstock Partners, LLC's auditor since 2009.

Tarzana, California

January 23, 2026

# COMSTOCK PARTNERS, LLC

## Statement of Financial Condition
### December 31, 2025

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 13,503 |
| Other assets | | 1,220 |
| Fixed assets, net of accumulated depreciation of $125,794 | | 38,204 |
| Total assets | $ | 52,927 |

### LIABILITIES AND MEMBERS' EQUITY

**LIABILITIES:**

| | | |
|---|---|---:|
| Accrued expenses | $ | 1,687 |
| Total liabilities | | 1,687 |

**MEMBERS' EQUITY:**

| | | |
|---|---|---:|
| Members' equity | | 51,240 |
| Total members' equity | | 51,240 |
| Total liabilities and members' equity | $ | 52,927 |

COMSTOCK PARTNERS, LLC

Statement of Operations
For the year ended December 31, 2025

| | |
|---|---|
| REVENUES: | |
| Other income | $ 1,063 |
| Total income | 1,063 |
| EXPENSES: | |
| Depreciation | 2,840 |
| Professional fees | 11,960 |
| Regulatory expense | 976 |
| Other general and administrative expenses | 454 |
| Total expenses | 16,230 |
| LOSS BEFORE INCOME TAXES | (15,167) |
| INCOME TAX PROVISION (Note 2) | |
| Income tax expense | 800 |
| NET LOSS | $ (15,967) |

The accompanying notes are an integral part of these financial statements

COMSTOCK PARTNERS, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2025

| | Beginning Members' Equity | Capital Contributions | Total Members' Equity |
|---|---|---|---|
| Beginning balance January 1, 2025 | $ 52,707 | $ - | $ 52,707 |
| Capital contributions | | 14,500 | 14,500 |
| Net loss | (15,967) | - | (15,967) |
| Ending balance December 31, 2025 | $ 36,740 | $ 14,500 | $ 51,240 |

The accompanying notes are an integral part of these financial statements

# COMSTOCK PARTNERS, LLC

## Statement of Cash Flows
## For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

| | | |
|---|---|---:|
| Net loss | $ | (15,967) |
| Adjustments to reconcile net loss to net used operating activities: | | |
| Depreciation | | 2,840 |
| (Increase) decrease in: | | |
| Other assets | | (1,068) |
| Increase (decrease) in: | | |
| Accrued expenses | | (469) |
| Total adjustments | | 1,303 |
| Net cash used in operating activities | | (14,664) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Capital contributions | | 14,500 |
| Net cash provided by financing activities | | 14,500 |
| Decrease in cash | | (164) |
| Cash-beginning of period | | 13,667 |
| Cash-end of period | $ | 13,503 |

Supplemental disclosure of cash flow information

Cash paid during the year for:

| | | |
|---|---|---:|
| Interest | $ | - |
| Income taxes | $ | 800 |

COMSTOCK PARTNERS, LLC
Notes to Financial Statements
For the year ended December 31, 2025

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Comstock Partners, LLC (the "Company"), was formed on Apri16, 1995, in the State of California as a limited liability company, and subsequently converted to a Nevada LLC on May 15, 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to provide financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses. The Company does not hold customer funds or safeguard customer securities.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees that are paid on a success basis are recognized in full on the completion of a project.

During 2025, one client accounted for 100 percent of the company's revenues.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to forty (40) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with creditworthy customers and counterparties.

Management has reviewed subsequent events through January 23, 2025, the issuance date of these financials and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2022, 2023 and 2024.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no assets to measure at December 31, 2025.

Segment Reporting

The Company is engaged in one single line of business as a securities broker-dealer which is comprised of one class of service. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excel net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the are the same as those described in the summary of accounting policies.

Note 2: ASC 606 REVENUE RECOGNITION

Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

B. Nature of services

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees;

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

| | | |
|---|---|---|
| Office equipment | $ | 14,256 |
| Furniture & fixtures | | 40,687 |
| Office improvement | | 109,056 |
| | | 163,998 |
| Less accumulated depreciation | | (125,794) |
| Property and equipment, net | $ | 38,204 |

For the year ended December 31, 2025, depreciation expense was $ 2,840.

Notes to Financial Statements
For the year ended December 31, 2025

## Note 4: <u>INCOME TAXES</u>

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is a Nevada LLC doing business in California. The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2025, the Company was only subject to the minimum limited liability company income tax or $800.

## Note: 5: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $11,816 which was $6,816 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,688) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

## Note 6: <u>ASC 842 LEASES</u>

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. The Company is not subject to this requirement inasmuch as the rent is paid by an affiliate and the Company shares no cost.

## Note 7: <u>COMMITTMENTS AND CONTINGENCIES</u>

The Company did not have any litigation or other legal action that would require disclosure during year ended December 31, 2025.

# COMSTOCK PARTNERS, LLC

## Statement of Net Capital
## Schedule I
## For the year ended December 31, 2025

|  | Focus 12/31/25 | Audit 12/31/25 | Change |
|---|---|---|---|
| Members' equity, December 31, 2025 | $ 51,240 | $ 51,240 | $ - |
| Subtract - Non allowable assets: |  |  |  |
| Other assets | 1,220 | 1,220 |  |
| Fixed assets | 38,204 | 38,204 | - |
| Tentative net capital | 11,816 | 11,816 | - |
| Haircuts | 0 | 0 | - |
| NET CAPITAL | 11,816 | 11,816 | - |
| Minimum net capital | 5,000 | 5,000 | - |
| Excess net capital | $ 6,816 | $ 6,816 | - |
| Aggregate indebtedness | 1,687 | 1,687 | - |
| Ratio of aggregate indebtedness to net capital | 0.14 | 0.14 |  |

There were no reported differences between
the audit and focus filed at December 31, 2025.

The accompanying notes are an integral part of these financial statements

COMSTOCK PARTNERS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 ( e ) of the Securities and Exchange Commission
December 31, 2025

The Company has no reserve deposit obligations
under SEC 15c3-3 ( e ) because it is a "non-covered" firm pursuant to footnote 74
to SEC Relase 34-70073 and therefore it is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 (b) of the Securities and Exchange Commission
December 31, 2025

The Company has no possession or control obligations under
15c3-3 (b) because it is a "non-covered" firm pursuant to footnote 74
to SEC Release 34-70073 and therefore is not subject to the Rule.

# Comstock Partners, LLC Exemption Report

I, as member of the management of Comstock Partners, LLC (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent year ended December 31, 2025. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to private placement of securities and mergers and acquisitions advisory services. The Company has maintained compliance with the above throughout the year ended December 31, 2025, without exception.

Comstock Partners, LLC

*Jeffrey L. Balash*

_____
Jeffrey Balash, Member
January 23, 2026

# BRIAN W. ANSON
*Certified Public Accountant*
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Comstock Partners, LLC
Encino, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Comstock Partners, LLC, stated that Comstock Partners, LLC's, business activities are limited to private placement of securities and mergers and acquisitions advisory services, and that it has not held customer funds or securities and that Comstock Partners, LLC is a "non-covered" firm pursuant to Footnote 74 to SEC Release and is therefore not subject to SEA Rule 15c3-3 for the most recent year ended December 31, 2025. Comstock Partners, LLC also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2025, without exception. Comstock Partners, LLC's management, is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Comstock Partners, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 23, 2026